EXHIBIT 99.10

Press Release

Australia: in line with its discipline on capital allocation, Total reduces its stake in Ichthys LNG by 4%

Paris, December 13, 2018 - Total has signed an agreement to divest a 4% interest in the Ichthys liquefied natural gas (LNG) project in Australia to operating partner INPEX for an overall consideration of 1.6 billion USD. The transaction, which is subject to Australian regulatory approvals, reduces Total’s interest in the asset to 26%.

“This transaction is part of our constant portfolio review to optimize our capital allocation. Ichthys is part of a wave of Australian LNG projects, which have unfortunately experienced major cost overruns and delays during their construction phase. The final CAPEX estimate provided by the Operator is around 45 B$ to be compared to an updated figure around 40 B$ in 2017. In line with our capital discipline policy, we have therefore decided to control our capital employed in Ichthys by monetizing a 4% stake after the project start-up and de-risking,” commented Arnaud Breuillac, President, Exploration & Production at Total. “We are of course committed to the Ichthys project with our remaining 26% interest contributing to our growth both in production and cash flow from 2019 and beyond. LNG is a core area for Total - the world second-largest privately owned player with a strong pipeline of low breakeven pre-FID projects in our portfolio”.

At full capacity, the Ichthys offshore facilities and the two-train onshore liquefaction plant will supply 8.9 million tons per year (Mt/y) of LNG and 1.65 Mt/y of liquefied petroleum gas (LPG), along with 100,000 barrels of condensate per day.

The first LNG cargo was exported on the October 22nd 2018, the first offshore condensate cargo was exported on October 1st 2018, and the first LPG cargo was exported on the November 16th 2018. The two LNG trains are now fully operational.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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